Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

Charles C. Pope

Executive Vice President and Chief Financial Officer

Telephone: (831) 439-2773

Fax: (831) 438-8128

Email: charles.pope@seagate.com

May 8, 2007

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Seagate Technology

Form 10-K for the fiscal year ended June 30, 2006

Filed September 11, 2006

Form 10-Q for the quarter ended December 31, 2006

Filed February 2, 2007

Form 8-Ks

Filed October 24, 2006, October 25, 2006 and January 23, 2007

File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology (the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated March 30, 2007 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K filed September 11, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 43

1.	Your disclosure indicates that the 22% increase in fiscal year 2006 revenue was offset by price erosion; however, the average sales prices per unit increased during fiscal year 2006. Your disclosures elsewhere in the filing appear to indicate that the increase in the average sales price is due to the introduction of new product offerings offset by price erosion on older product offerings. Further, your disclosure on page 44 indicates an average sales price of $77 for fiscal year 2005 while your disclosure on page 46 indicates an average sales price of $80 for fiscal year 2005. Please clarify the impact of price erosion on your fiscal year 2006 and 2005 revenue and how your disclosures accurately reflect your pricing trends. Please clarify how your disclosures fully comply with Section III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We acknowledge the Staff’s comment with respect to the Company’s inconsistent disclosure of average sales price per unit in our Form 10-K for the year ended June 30, 2006 (our “2006 Form 10-K”) and have the following responses: the Company’s average sales price was reported erroneously as $80 for fiscal year 2005 on page 46 of the 2006 Form 10-K; the accurate average sales price was $77; and the error was the result of mistakenly using the average sales price for only the fourth quarter of 2005 instead of the full fiscal year. We will correct the error in our annual report on Form 10-K for the year ending June 29, 2007 (our “2007 Form 10-K”).

In response to the Staff’s comments about disclosure of pricing trends for the Company’s products, and after reviewing the relevant sections of the Release, we have clarified in our most recent Form 10-Q for the quarter ended March 30, 2007 that there are two major factors affecting average sales price in any fiscal period. The first factor affecting average sales price is price erosion for products that have a similar storage capacity and feature set (e.g., “like-for-like” products). Over time, we experience price declines for like-for-like products. The second factor affecting average sales price is the increase in average capacity and improved feature set of disc drives. When we introduce new products with increased capacity and/or improved feature sets, we seek to maintain or increase prices. We supplementally advise the Staff, and will clarify in our 2007 Form 10-K, that in both 2005 and 2006, the price erosion on a like-for-like basis (first factor) was more than offset by the increase in average capacity and improved feature set (second factor) such that the average sales price increased from $71 in fiscal year 2004 to $77 in fiscal year 2005, then to $78 in fiscal year 2006. On pages 11, 12, 18, 22, 23 and 39 of our 2006 Form 10-K, we described the factors that lead to price erosion, and commented that the trend was likely to intensify as the rate of growth in areal density, or the storage capacity per square inch on a disc, slows from previous levels. We further commented on page 39 of our 2006 Form 10-K that we believed that the trend in fiscal year 2007 would reflect growth in demand for higher capacity products with higher average capacity and improved feature set, which, depending on industry consolidation, the level of new product introductions and demand/supply imbalances, could, to some extent, be offset by increased price erosion.

While the Company’s past filings have extensively commented on the known material trends and uncertainties that management believes are prevalent in its markets, in future filings, the Company will endeavor to more clearly identify and delineate the inter-relationship of price erosion on a like-for-like basis (the first factor) with the increase in average capacity and improved feature set (the second factor), and their combined impact on average selling prices. For example, in the Company’s most recent Form 10-Q filing, we provided additional disclosures on the impact of price erosion on pages 44 and 45 under the caption “Industry Overview”, on page 50 under the caption “Results of Operations – Revenue”, and on page 51 under the caption “ Results of Operations – Cost of Revenue”.

2.	We note instances where two or more sources of a material change have been identified, but not quantified. For instance, the disclosure on page 44 of your filing indicates the increase in gross margin as a percentage of revenue from fiscal year 2005 to 2006 was primarily due to higher overall unit shipments and an increase mix of new higher-margin products partially offset by higher costs associated with new product transitions, increased warranty cost and customer service inventory write-downs, stock-based compensation costs, price erosion, etc. Please tell us your consideration of quantifying the impact of each source of a material change. See Section III.D of SEC Release No. 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We acknowledge the Staff’s comment and have reviewed our historical disclosures and Section III.D of SEC Release No. 33-6835. We supplementally advise the Staff that we have historically disclosed the changes to our unit shipments in percentage terms by market application under the caption “Seagate Overview”, which appears on page 47 of our most recent Form 10-Q filing, and compared that against our estimate of the growth (or decline) in the total available market for disc drive products.

In our most recent Form 10-Q filing, we supplemented our disclosures to provide more in-depth qualitative and quantitative discussion of material changes to the components of our results.

For example, we clarified on page 50 of our most recent Form 10-Q filing under the caption “Results of Operations – Revenue” that the comparative decline from the immediately preceding quarter in average sales price was higher than we expected in the desktop, notebook, and enterprise markets, as improved mix was more than offset by price erosion.

We also provided additional qualitative and quantitative disclosure on page 51 of our most recent 10-Q filing under the caption “Results of Operations – Cost of Revenue”, e.g., the improvement in the gross margin percentage from the immediately preceding quarter was due to:

•

the reduction in shipments of lower margin Maxtor designed products from approximately $200 million in the December 2006 quarter to immaterial amounts in the March 2007 quarter and underutilization of Maxtor manufacturing infrastructure in the December 2006 quarter;

•	the reversal of previously accrued variable performance-based compensation of $16 million, compared to an expense of $10 million recorded in the immediately preceding quarter; and

•	a $20 million reduction in warranty costs;

•	which was only partially offset by $12 million in higher amortization of existing technology related to the Maxtor acquisition.

We also clarified that the decrease in gross margin from the year-ago quarter was primarily due to a 9% decline in our average sales price per unit, the impact of which was not entirely offset by the increase in unit volume and shift to products with higher capacity and improved feature set products.

We further disclosed that the gross margin decline was only partially offset from the year-ago quarter by the reversal of previously accrued variable performance-based compensation of $16 million, compared to an expense of $25 million recorded in the year-ago period.

We will endeavor to continue to provide more in-depth discussion of material changes to the components of our results when possible in future filings on Form 10-K and 10-Q.

Critical Accounting Policies

Establishment of Sales Program Accruals, page 52

3.	Your disclosure indicates that your estimates are based on various factors, including estimated future price erosion, customer orders and sell-through levels, program participation, customer claim submittals and sales returns. Therefore, it appears that your accounting policy for sales program accruals includes several significant estimates and/or assumptions. Please explain why you have not provided discussion as to how you arrive at each estimate, how accurate each estimate/assumption has been in the past and whether each estimate/assumption is reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. In addition, we note that you assumed a warranty accrual from Maxtor. Please tell us whether your process for estimating warranty accruals from Maxtor products is similar to your heritage products and how your policy addresses any differences in estimates. Please revise your disclosures to address material differences. We refer you to Section V of SEC Release 33-8350.

Response:

Critical Accounting Policy related to Sales Programs

We note that in our historical filings, we have disclosed that accounting for sales programs is subject to management’s judgments and inherent uncertainties in the assumptions and estimates used in applying our accounting policies, in accordance with SEC Release 33-8350. In addition, under the caption “Results of Operations – Revenue” of Item 7 of our Form 10-K for the year ended June 30, 2006, and under the corresponding caption of Item 2 of our Form 10-Q for the quarter ended December 29, 2006, we provided a historical comparison of the magnitude of sales programs charged to contra revenue as a percentage of gross revenue and further noted the judgment involved in formulating the estimates and assumptions underlying the sales program accruals.

Nonetheless, in response to the Staff’s comment, after further consideration of Section V of SEC Release 33-8350, we have expanded the disclosures of our critical accounting policies on pages 59-61 of our most recent Form 10-Q filing to provide greater insight into the nature, variability and subjectivity of the estimates and assumptions used in estimating the contra-revenue sales programs, and the potential impact of variations between actual results and estimated accruals and between historical experience and future requirements. Our sales programs are complex, and are continually customized to respond to market conditions and encourage specific customer behavior in each quarter. Additionally, our sales programs are short lived, and we are able to determine within one or two quarters after the quarter in which a program commences whether our estimates require adjustment based on actual program results. As disclosed in our most recent Form 10-Q filing, since fiscal year 2005, total sales programs have ranged from 5% to 9% of gross revenues (5% to 8% excluding programs related to sales of legacy Maxtor products that have been discontinued). We also enhanced our disclosure in our most recent Form 10-Q filing to report that adjustments to revenue due to under- or over-accruals for sales programs related to revenues reported in prior periods have averaged 0.3% of quarterly gross revenue throughout fiscal years 2006 and 2007 to-date. We also disclosed that, due to the competitive pricing environment in our industry, sales programs as a percentage of gross revenue may increase from the current range and are likely, in that event, to reduce revenues and margins.

As our business and competitive landscape changes, and the methodology of applying our critical accounting policies are adapted (where necessary) in response thereto, we will continue to review our disclosures and will provide more information in future filings to enhance the reader’s understanding of the uncertainties and judgments involved in applying our accounting principles and the variability that is likely to result from the application of such principles over time. In future filings, we will also include quantitative information where feasible and meaningful.

Warranty Accrual

As noted by the Staff, we assumed a warranty liability from Maxtor on May 19, 2006, which amounted to $187 million as at June 30, 2006. In the critical accounting policies disclosures located on pages 59-61 of our most recent Form 10-Q filing, we disclosed that we base warranty estimates on estimated product failure rates and trends (including the timing of product returns during the warranty periods) and estimated repair or replacement costs. On page 60, we also disclosed that we employ a statistical model to derive these estimates. We supplementally advise the Staff that the approach used by Maxtor in determining its warranty accrual prior to its acquisition by Seagate was similar to Seagate’s approach. In the quarter ended March 30, 2007, we fully integrated Maxtor’s warranty model and estimates into Seagate’s processes, and upon completion of the integration, it was determined that the two warranty models yielded approximately equivalent estimates for the Maxtor warranty liability.

In consideration of the Staff’s comments, and after further consideration of Section V of SEC Release 33-8350, we disclosed on page 60 of our most recent Form 10-Q filing additional analysis of our critical accounting policies to provide more insight into the nature, variability and uncertainty related to the estimates and assumptions used in determining our warranty accrual, including quantification of historical ranges of estimates for warranty cost and re-estimates of warranty accruals, and provided qualitative analysis as to the drivers of the re-estimates.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, Sales Returns and Allowances, and Sales Incentive Programs, page 63

4.	We note your disclosures on page 6 that state, “the disc drive industry is undergoing a shift from longitudinal to perpendicular recording technology” and “perpendicular recording technology requires a complex interplay between the read/write heads, the recording media, the ASICs and the disc drive software.” We further note from the support section of your web site that you offer customers software updates. Please clarify how you have evaluated the impact of the technological advances on your products revenue recognition policy. In this respect, clarify whether the software contained in your disc drive is more than incidental to the product as a whole pursuant to paragraph 2 of SOP 97-2. Please describe your consideration of each of the factors that you consider to be relevant in supporting your determination. In addition, describe the nature of all software updates being provided to your customers.

Response:

We note the Staff’s comments, and confirm that we continually evaluate our disc drive products to determine whether technological advances in our products are properly considered in our revenue recognition policy and whether the provisions of SOP 97-2 apply.

As described on page 12 of our Form 10-K for the fiscal year ended June 30, 2006, our product development efforts are focused on “extending the capacity of magnetic and optical recording and exploring alternative data storage technologies, including perpendicular recording technology” and on “disc drive and component research on recording subsystems, including read/write heads and recording media”. As more fully described in our reports on Forms 10-K and 10-Q, the technological advances in our products reflect the results of such product development efforts, and center around storage capacity (specifically, increasing aerial density), the speed at which data can be stored or retrieved, product quality and reliability. Such technological advances in our products are primarily embodied in the core components of our disc drives, such as the media (including the way in which data is magnetically stored on the media, such as advancements offered by perpendicular recording instead of traditional longitudinal recording); smaller form factors (i.e., reduction in drive plate sizes) which provide improved recording speeds and better drive performance; and improved drive interface devices (faster and more reliable interfaces with computer and other host devices). As such, these core technological advances do not alter our revenue recognition policy, which is based on SAB 104.

Technological advances in the electronic components of disc drives are primarily incorporated into the design of Application Specific Integrated Circuits (“ASICs”) and firmware executed by embedded processors. The revenue recognition effects of embedded firmware are discussed below.

We are beginning to ship products that have added software driven functionality. For each of these products, we evaluate whether the software is more than incidental to the product as a whole based on the guidance in paragraph 2 of SOP 97-2. We supplementally advise the Staff that such products collectively accounted for under 0.1% of our revenue for the nine months ended March 30, 2007.

Application of SOP 97-2 to disc drive products:

We supplementally advise the Staff that all our disc drive products, whether designed based on longitudinal or perpendicular recording technology, are sold with embedded “firmware.” The “disc drive software” noted by the Staff in this comment is more accurately described as “disc drive firmware” and we have accordingly revised our disclosure in our most recent Form 10-Q filing. The functionality of the product is provided by firmware executed by processors embedded in ASICs mounted onto printed circuit boards inside the disc drives. Other firmware is embedded in electronic control chips elsewhere inside the disc drives.

We believe firmware in our disc drive products is incidental to the functionality of our disc drive products as a whole because of the following reasons, based on the guidance as set out in paragraph 2 of SOP 97-2:

(i)	Software is not a significant focus of the Company’s marketing efforts. The Company is not in the business of selling software and does not sell embedded firmware separate from its disc drive products. Our marketing efforts are focused on the design, capacity, performance and feature sets of our disc drive products. Any software or “firmware” contained within our disc drive products does not function separately from the disc drive, is one of many components that are all required for disc drive operation and is not sold or marketed separately. All firmware and/or software drivers provided with our products are designed to work specifically with Seagate disc drive products only and therefore will not work with disc drive products provided by another disc drive vendor.

(ii)	The Company does not provide Post Contract Support (“PCS”). The Company does not have a commitment to provide PCS relative to the embedded software or “firmware”. All of the Company’s disc drive products are sold with warranty terms ranging from 1 to 5 years and the Company’s obligations are limited to either the repair or replacement of defective products. We may from time to time provide warranty related “firmware” updates or bug-fixes to our customers via either download from our website or otherwise to enable our products to continue to function to their original specifications and reduce warranty costs. However, the Company does not provide end users the right to receive specified updates or enhancements on the firmware embedded in its disc drive products.

(iii)	The Company does not incur significant costs that are within the scope of FASB Statement No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”. The Company’s product development efforts are focused primarily on developing disc drive products and their core components (as discussed above). The Company supplementally advises the Staff that firmware and software development costs have amounted to approximately 5% of the Company’s total product development expenses for the last three years.

For the aforementioned reasons, we believe that “firmware” contained within our disc drive products, including those products that employ perpendicular recording technology, is incidental to the product as a whole, as defined in paragraph 2 of SOP 97-2, and therefore, SOP 97-2 does not apply to revenue recognition of such products.

Application of SOP 97-2 to other software being provided to customers:

We supplementally advise the Staff that we provide certain software on our website for free to customers and non-customers alike. The software can be categorized as follows:

•	“Software drivers” enabling the disc drive to interoperate easily with those operating systems, such as Microsoft Windows, Mac and Linux.

•

“Diagnostic tools” – software that help customers run self tests on Seagate disc drive products both as a convenience to the customer and to reduce unnecessary product returns. This software will perform the same diagnostic functions on disc drives produced by any manufacturer. Examples include “SeaTools” and “PowerMax”.

•

“Configuration tools” – software that enables customers to configure (format, initialize and partition the new disc drive and transfer data between) disc drives. Examples include “Maxblast” and “DiscWizard”.

We believe the software listed above that we provide to our customers meets the definition of being incidental to the functionality of our disc drive products as a whole because of the following reasons, consistent with the guidance in footnote 2 to paragraph 2 of SOP 97-2:

(i)	The software is not required for our disc drives to function as specified.

(ii)	The software is not a significant focus of the Company’s marketing efforts.

(iii)	The Company does not provide post contract support related to this software.

(iv)	The Company does not incur significant costs that are within the scope of FASB Statement No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”.

Note 6, Business Segment and Geographic Information, page 86

5.	Your disclosures indicate that you have determined that you operate in one segment, which is the manufacture and distribution of hard disc drives for the desktop, enterprise, mobile, and consumer electronics applications. Your disclosure further indicates you have concluded that, “at the present time, resources are allocated and other financial decisions are based, primarily, on consolidated financial information.” Clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 in determining that the desktop, enterprise, mobile, and consumer electronics applications markets do not represent separate operating segments. Please clarify the information that is reviewed by your chief operating decision maker to allocate resources in addition to your consolidated financial information.

Response:

We have previously reviewed segment reporting and the requirements of SFAS 131, including paragraphs 10-15, and determined that the manufacture and distribution of hard disc drives constitute one segment, for the reasons set forth below.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

We report units of product shipped per market application because we believe it provides useful information for investors and provides an indicator of the growth of each market. However, as discussed on page 40 of our Form 10-K for fiscal year ended June 30, 2006, we maintain a highly integrated approach to our business by designing and manufacturing a significant portion of the components such as read/write heads and recording media based on technology platforms that do not correspond to markets for disc drive products. Our main technology platforms are primarily centered around aerial density of media and recording head technologies, which have supported our recently deployed 160GB per platter and perpendicular recording technology platforms. In addition, we also invest in certain other technology platforms, including motors, servo formatting, read/write channels, adaptive fly adjust, object-based storage, solid state memories and sealed drive technologies. We supplementally advise the Staff that our resource and other financial decisions, including product development and manufacturing investments (such as capital equipment decisions), are tied to these technology platforms.

Further, the integrated platform technologies and manufacturing base are used to produce various disc drive products that serve multiple disc drive applications. Disc drives produced by our platforms vary primarily in the number of heads, discs, and interface. For example, our current 3.5” ATA disc drives, based on 160Gb per platter media and perpendicular recording technology platforms, are sold to customers for use in desktop, enterprise, and consumer electronics applications. Another example would be our current 2.5” ATA disc drives sold to customers for use in both mobile and consumer electronics applications.

In regard to paragraph 12 of SFAS 131, as disclosed in our Form 10-K for our fiscal year 2006, the Company’s chief operating decision maker (“CODM”) was determined to be our Chief Executive Officer, William D. Watkins, as he is responsible for reviewing and approving investments in our technology platforms and manufacturing infrastructure. As discussed previously, neither the Company nor the CODM allocates resources by market application as required by clause (b) of paragraph 10 of SFAS.

In summary, we have determined our operations are properly reported as one operating segment based upon (i) our integrated approach to driving our business through common technology platforms and products sold to customers that use it in various applications and (ii) how the CODM allocates resources.

We will continue to assess our reporting as a single operating segment pursuant to the requirements of SFAS 131, and if business conditions and markets change, we may in the future adopt segment reporting if appropriate.

Form 10-Q filed on February 2, 2007

Notes to the Condensed Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies

Net Income Per Share, page 10

6.	We note your disclosure combines all dilutive securities in the same caption in your computation of diluted net income per share. This disclosure does not appear to comply with paragraph 4.0a of SFAS 128, which states “[t]he reconciliation shall include the individual income and share amount effects of all securities that affect earnings per share.” Illustration 2 in Appendix C of SFAS 128 provides an example of that disclosure. Therefore, you should disclose the individual share amount of each type of dilutive security separately. Please indicate to the Staff how you intend to comply with this disclosure requirement.

Response: We have reviewed paragraph 4.0a and Illustration 2 in Appendix C of SFAS 128 and, in response to the Staff’s comments and review of the aforementioned example, have in our most recent Form 10-Q filing disclosed, and will disclose in future filings, a reconciliation that includes the individual income and share amount effects of all securities that affect earnings per share.”

Note 9, Repurchase of Equity Securities, page 24

7.	We note your disclosures regarding the prepaid forward agreements you entered into with certain large financial institutions. It appears you have concluded that the prepaid forward agreement does not qualify as a derivative and have classified the prepayment made for this contract as a debit to shareholder’s equity. Please tell us how you concluded that this contract qualifies for the paragraph 11(a) scope exception in SFAS 133. Please ensure your response specifically addresses how you concluded that the contract satisfies the criteria that the contract be solely indexed to the Company’s own stock, as discussed in EITF 01-6, since it effectively appears that you have a contract that is settleable in a variable number of shares based on a fixed amount. To assist us in reviewing your accounting for this contract, please provide a sample calculation of how the number of shares to be delivered under the contract is calculated or supplementary provide us with a copy of the contract.

Response:

In consideration of the Staff’s comment, we have included disclosures on page 25 of our most recent Form 10-Q filing to clarify that the prepaid forward agreements described in Note 9 of the interim financial statements are used to purchase the Company’s own stock at a discount to the average market price. Upon execution of an agreement, the Company makes a cash payment to the financial institution and the financial institution purchases a variable number of the Company’s shares for a price equal to the volume weighted average price less a predetermined discount over the life of the repurchase agreement. The life of the repurchase agreement is the shorter of the stated life of the agreement or the expenditure by the financial institution of all the funds prepaid by the Company to repurchase the Company’s own stock. The financial institution delivers the shares to the Company at the end of the agreement (or may make periodic partial deliveries of shares up to the end of the agreement). Until the end of the repurchase program, the total number of shares to be received is not known and is variable because it is dependent on the volume weighted average price of the Company’s common stock over the period. Thus, this contract is a prepaid variable share settled forward purchase contract.

For example, if such an agreement has a nominal amount of $100 million and a life of one month, we make a $100 million cash payment to the institution at the beginning of the program. The financial institution accumulates shares from the market and then delivers the shares to us at the end of the month (or sooner if all the funds have been expended). Depending on the agreement terms, the financial institution may make periodic partial deliveries of shares at predetermined dates prior to the end of the one month period. The total number of shares delivered is equal to the cash amount ($100 million) divided by the volume weighted average price during that period less the discount (shares = cash amount/(average price x (1-discount)). If the volume weighted average price was $25.25 during the agreement period and the agreed upon discount was 1%, Seagate would receive 4,000,400 shares ($100 million/($25.25 x (1-0.01)).

In evaluating this arrangement, we first looked to SFAS 150, which requires that a forward contract to purchase our own shares be classified as a liability. However, as we prepaid the entire balance at inception, there is no further obligation on our part, and thus the instrument is not within the scope of SFAS 150. We next considered SFAS 133 and the exception in paragraph 11(a) related to instruments indexed to the issuer’s own shares that would be classified in equity (which in turn require the consideration of EITF 01-6 and EITF 00-19). However, in first evaluating whether the instrument actually met the definition of a derivative, we concluded that it did not. As we would receive a variable number of shares equal to the initial net investment in the agreement based on the volume weighted average market price of our common stock less the predetermined discount, we believed there is no underlying that would cause the value of the settlement to vary, and there is a significant initial net investment. Once concluding the instrument was not a derivative, further consideration of EITF 01-6 and EITF 00-19 in the context of SFAS 133 was not necessary. For similar reasons, we concluded that EITF 00-19 did not apply on its own, as there is no variability to the value to be received when the contract is settled. However, if we applied the EITF 00-19 criteria to the instrument, which requires no further obligations on our part, we believe the instrument would be classified in equity. As the contract requires settlement by the counterparty delivering to the Company shares except in very limited situations that are outside the control of both the company and the counterparty, we determined that the debit should be recorded as contra-equity.

8.	Tell us your consideration of providing all the disclosures required by paragraph 50 of EITF 00-19. Specifically, please clarify how you have met the disclosure requirements of the first bullet of paragraph 50 of EITF 00-19.

Response:

While we do not believe the accounting requirements of EITF 00-19 are applicable from an accounting perspective, we do believe the disclosure requirements are relevant and our assessment of paragraph 50 is as follows:

Disclosures requirements, paragraph 50 of EITF 00-19	Company response
In the case of an option or forward contract indexed to the issuer’s equity, the pertinent information to be disclosed about the contract includes the forward rate, the option strike price, the number of issuer’s shares to which the contract is indexed, the settlement date or dates of the contract, and the issuer’s accounting for the contract (that is, as an asset, liability, or equity).	There is no forward rate or option strike price. Note 9 on page 25 of our most recent Form 10-Q filing describes that the number of shares to be received is dependent on the average price of our common stock over the period of the agreement and that the agreement period runs from November 2006 to January 2007. Our accounting for the cash payments made and the shares received is disclosed in our Statement of Shareholders’ Equity on page 6 of our most recent Form 10-Q filing and in Note 9 – Equity, Repurchase of Equity Securities on pages 25 and 26 of our most recent Form 10-Q filing. However, in future filings we will more clearly describe in our footnotes our accounting for these agreements within equity and that they are not derivatives.

If the terms of the contract provide settlement alternatives, those settlement alternatives should be disclosed, including who controls the settlement alternatives and the maximum number of shares that could be required to be issued to net share settle a contract, if applicable. If a contract does not have a fixed or determinable maximum number of shares that may be required to be issued, the fact that a potentially infinite number of shares could be required to be issued to settle the contract should be disclosed.	Except upon the occurrence of extraordinary events, the counterparty has to deliver shares with a fixed total value based on the agreed volume weighted average price less the fixed predetermined discount. In our most recent Form 10-Q filing, Note 9 on page 25 specifically stated that there are settlement alternatives only upon the occurrence of extraordinary events, none of which alter our conclusion regarding the appropriate accounting as described in our response to comment 7 herein.

A contract’s current fair value for each settlement alternative (denominated, as relevant, in monetary amounts or quantities of shares) and how changes in the price of the issuer’s equity instruments affect those settlement amounts (for example, the issuer is obligated to issue an additional x shares or pay an additional y dollars in cash for each $1 decrease in stock price) should also be disclosed.	There are no settlement alternatives that are within the control of either party to the agreement. As described in our Note 9 of our most recent Form 10-Q filing, our payment is made at the inception of the agreement and the number of shares to be received by us is dependent on the weighted average stock price over the period of the contract less a fixed discount.

The disclosures required by paragraph 8 of	SFAS 129 is not applicable to our prepaid forward

SFAS 129 should be made for any equity instrument in the scope of this Issue that is (or would be if the issuer were a public company) classified as temporary equity	agreements because these transactions are not classified as temporary equity.

Item 1, Legal Proceedings

Intellectual Property Litigation, page 64

9.	We note your disclosures with respect to the “Papst Licensing, GmbH, Patent Litigation” which states that you “cannot determine with certainty that there will be a loss, or the amount of such loss.” Please clarify how your accounting for a potential loss with respect to this litigation complies with paragraph 8 of SFAS 5. In this respect, please clarify whether it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. In addition, tell us how you considered the disclosures in paragraph 10 of SFAS 5.

Response:

With respect to the “Papst Licensing, GmbH, Patent Litigation”, we respectfully submit for the Staff’s consideration that the disclosure that the Company “cannot determine with certainty that there will be a loss, or the amount of such loss” on page 64 of our Form 10-Q filed February 2, 2007 was intended to convey the inherent uncertainty in determining the ultimate outcome of a complex legal matter. We believe this disclosure complied with the disclosure requirements of paragraph 10 of SFAS No. 5 to convey that the estimate of the upper range of the loss could not be made.

The Staff should be aware that, in compliance with paragraph 10 of SFAS 5, we have disclosed on page 68 of our most recent Form 10-Q filing that we have reached an agreement with Papst by accepting a new unilateral proposal of the mediator for the settlement of all outstanding claims against Maxtor, Quantum and Seagate, and that we adjusted our accrual in our financial statements included therein to reflect the amount of the settlement that is payable by the Company to Papst in the agreed-upon settlement.

In addition, we have supplemented our disclosures on page 65 of our most recent Form 10-Q filing to clarify how we account for potential losses with respect to all litigation, claims and assessments in compliance with paragraph 8 of SFAS 5, Accounting for Contingencies. Also, on pages 67-68 of our most recent Form 10-Q filing, we clarified our treatment of both of the Papst cases in our financial statements for the period ended September 29, 2006, by disclosing that we estimated the range of possible loss and adjusted our accrual to reflect the low end of this range of possible loss in compliance with paragraph 8 of SFAS 5.

Form 8-Ks filed on October 24, 2006, October 25, 2006 and January 23, 2007

10.	We believe the non-GAAP operating statement columnar format appearing your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response:

We provided the non-GAAP information in the previous columnar format because we believed it to be a more comprehensible format to investors, analysts and other users than alternative formats.

Notwithstanding the foregoing, in response to the Staff’s comment, we revised our disclosure in our most recent press release on April 17, 2007 and Form 8-K furnished on April 18, 2007, and plan to continue in future disclosures to present only individual non-GAAP measures accompanied by a separate reconciliation to the most directly comparable GAAP measure for each non-GAAP measure used, accompanied by a more robust and detailed explanation of the uses, economic substance and substantive reasons why management believes the non-GAAP financial measures provide useful information to investors, as well as the material limitations associated with their use and the manner in which management compensates for these limitations. See our response to Comment 11 below.

11.	We note from your disclosures the use of non-GAAP financial measures, which appear to exclude a number of recurring items. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and contribute to your performance. As part of your response, tell us how management uses the non-GAAP measure to conduct or evaluate your business and why this ”alternative method for measuring the operating performance” is useful to investors. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, we have reviewed the requirements of Items 10(e) of Regulation S-K and FAQ 8 and have, in our most recent Form 8-K furnished on April 18, 2007, disclosed a significantly more robust and detailed reconciliation and explanation of the reasons why we have made each non-GAAP adjustment to non-GAAP net income and non-GAAP net income per share. The additional disclosures explain the manner in which management uses the non-GAAP measure to conduct or evaluate our business, the economic substance behind management’s decision to use the measures, the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measures and the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

* * *

In connection with the foregoing response, we acknowledge that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Charles C. Pope, Chief Financial Officer, at 831-439-2773 or William L. Hudson, General Counsel, at 831-439-5370.

Sincerely, Seagate Technology

/S/ CHARLES C. POPE
Name:	Charles C. Pope
Title:	Executive Vice President, Finance and Chief Financial Officer

cc:	William L. Hudson

Executive Vice President,

General Counsel and Secretary

William H. Hinman, Jr.

Louis Lehot

Simpson Thacher & Bartlett LLP